Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CHANGE

OF REGISTERED AGENT AND

REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is United Rentals, Inc.

2.	The Registered Office of this corporation in the State of Delaware is changed to 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against the corporation may be served is Corporation Service Company.

3.	The foregoing change to the registered office/agent was adopted by a resolution adopted by the Board of Directors of the corporation.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by an authorized officer, the 1st day of June, A.D. 2017.

By:	/s/ Joli. L Gross
Authorized Officer

Name: Joli L. Gross Title: Senior Vice President, General Counsel and Corporate Secretary